Exhibit 99.1

BioNTech and Co-Founders Announce Plan to Pursue Next-Generation mRNA Innovations in Co-Founders-Led New Company as BioNTech Advances Toward Becoming a Multi-Product Company by 2030

•BioNTech continues to sharpen its strategic focus on the growing late-stage clinical pipeline spanning immunomodulator, ADC and mRNA candidates
•BioNTech co-founders Ugur Sahin and Özlem Türeci will establish an independent biotechnology company to research and develop next-generation mRNA innovations; management transition by end of 2026
•Both companies focus on distinct strategic priorities to maximize value for patients and shareholders, with BioNTech planning to contribute related rights and mRNA technologies to the new company in exchange for a minority stake
•Signing of binding agreements expected by end of H1/2026

Mainz, Germany, March 10, 2026 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced plans for an independent company to be established and led by BioNTech co-founders Prof. Ugur Sahin, M.D., and Prof. Özlem Türeci, M.D. The new company with distinct resources, operations and funding options, will advance next-generation mRNA innovations. BioNTech plans to contribute related rights and mRNA technologies to the new company to enable and support the prioritized development of next-generation mRNA innovations with disruptive potential. With both companies focusing on their respective strategic priorities, BioNTech expects to maximize value for patients and shareholders alike.

BioNTech is sharpening its strategic focus on the development and commercialization of its growing late-stage pipeline spanning innovative immunomodulator, antibody-drug conjugate (“ADC”) and mRNA candidates. Its current clinical pipeline, including previously announced milestones and the COVID-19 vaccine franchise, remains unaffected by the plans for the new company: BioNTech expects to have 15 ongoing Phase 3 clinical trials in oncology by year end. 2026 will also be the first year in which the Company expects multiple late-stage data readouts across major cancer types. The clinical trials and resulting data will inform regulatory and launch plans.

Ugur Sahin and Özlem Türeci will transition into the management of their new company by the end of 2026 after their current service agreements end. BioNTech’s Supervisory Board has initiated an executive search to identify successors for the positions to ensure a smooth transition and seamless execution of BioNTech’s strategy.

“Over the past 18 years, we have built BioNTech from a start-up into a global biopharmaceutical company with a strong and diversified pipeline. During the COVID-19 pandemic, we expanded beyond oncology to develop the first approved mRNA vaccine, helping to protect people worldwide. Today, the company is well positioned to advance its mission and evolve into a commercial multi-product company. None of this would have been possible without the extraordinary dedication of our teams, the trust of our shareholders and Supervisory Board, and the commitment of the partners who have supported us along the way. For us, this is the right time to prepare to hand over the baton,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “At the same time, Özlem and I are ready to become pioneers once again. Our vision has always been to translate our science into meaningful advances for patients, and we see extraordinary opportunities to unlock the next generation of transformative innovations.”

“Over the course of their careers, Ugur and Özlem have established an outstanding track record of innovation. As BioNTech advances multiple late-stage product candidates towards commercialization, we support them in taking the opportunity to apply their strengths and undivided attention to a new venture, dedicated to enabling mRNA-based technologies to reach their full potential,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board. “We believe that this plan will be additive for both, BioNTech and the new company, as it aims to allow each organization to drive meaningful impact for patients. We look forward to working together with their new company on potential combination therapy approaches, setting the stage for continued success.”

BioNTech co-founders and mRNA technology pioneers Prof. Ugur Sahin, M.D., and Prof. Özlem Türeci, M.D., will establish their third biotechnology company following the foundation of Ganymed Pharmaceuticals in 2001 and BioNTech in 2008. As a next-generation mRNA company, it is aimed at pioneering cutting-edge platform technologies and advancing the research and development of mRNA-based innovations with disruptive potential. To this end, BioNTech plans to contribute related rights and mRNA technologies to the new company on an arm’s length basis in exchange for a minority stake and other forms of consideration such as milestones and royalties. It aims to benefit both companies by providing them with opportunities to collaborate on combination approaches involving their respective product candidates, with the potential to create new complementary or synergistic treatment strategies. A binding agreement is expected to be signed by the end of the first half of 2026 after which further details will be communicated by BioNTech.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; the terms of the preliminary discussions between BioNTech and the co-founders, including the potential contribution of certain BioNTech assets to an independent company and the form of consideration payable to BioNTech; the timing for execution of definitive agreements between BioNTech and the co-founders; the companies’ ability to collaborate on combination approaches for their product candidates; BioNTech’s research and development programs, including its expectations regarding initiations of clinical trials; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech’s ability to reach definitive agreements with its co-founders; discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech’s product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries and regions; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended December 31, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de
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